July 28, 2017

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

RE: Mutual Fund Series Trust, Catalyst/Exceed Defined Shield Fund - File No. 333-218675

Ladies and Gentlemen:

June 12, 2017, Mutual Fund Series Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-14 (the “N-14”). On July 28, 2017 the Registrant filed a pre-effective amendment to the N-14 (the “Amendment”).

Pursuant to Rule 461 under the 1933 Act, Registrant and Northern Lights Distributors, LLC, the Registrant’s distributor, hereby request that the Commission accelerate the effective date of the Amendment to August 1, 2017, or the earliest practicable date thereafter.

The Registrant acknowledges that:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
3.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
4.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Emily Little at (614) 469-3264 or Tanya Goins at (404) 541-2954.

Northern Lights Distributors, LLC	Mutual Fund Series Trust
By:/s/ Brian Nielsen	By:/s/ Jerry Szilagyi
Name: Brian Nielsen	Name: Jerry Szilagyi
Title: Chief Executive Officer	Title: President